SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

International Electronics, Inc.

(Name of Subject Company)

Rokonet Industries, U.S.A., Inc.

RISCO Ltd.

(Name of Filing Person — Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

459436507

(CUSIP Number of Class of Securities)

RISCO Ltd.

Moshe Alkelai

14 Hachoma Street

75655 Rishon-Letzion

Israel

Telephone: 972-3-963-7777

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

John R. Utzschneider

J.Q. Newton Davis

Bingham McCutchen LLP

150 Federal Street

Boston, Massachusetts 02110

Telephone: (617) 951-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,008,524	$278

*	Estimated for purposes of calculating the filing fee only. Based on the offer to purchase all of the outstanding shares of common stock of International Electronics, Inc. at a purchase price of $4.00 cash per share and 1,757,098 shares issued and outstanding as March 22, 2007, and outstanding options with respect to 312,033 shares and outstanding warrants with respect to 183,000 shares, in each case as of February 28, 2007.

**	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $278.

Form or Registration No.: SC TO-T.

Filing Party: Rokonet Industries, U.S.A., Inc.

Date Filed: March 6, 2007.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Items 1 through 9 and 11

This Amendment No. 5 to Tender Offer Statement on Schedule TO amends the statement originally filed on March 6, 2007 by RISCO Ltd., a limited company organized under the laws of Israel (“RISCO”), and Rokonet Industries, U.S.A., Inc., a New York corporation and an indirect wholly-owned subsidiary of RISCO (the “Purchaser”), as supplemented and amended by Amendment No. 1 filed on March 21, 2007, Amendment No. 2 filed on March 28, 2007, Amendment No. 3 filed on April 13, 2007 and as amended and restated by Amendment No. 4 filed on April 30, 2007. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of International Electronics, Inc., a Massachusetts corporation (“IEI”), at $4.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 2007, as amended and restated on April 30, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Pursuant to General Instruction F to Schedule TO, the information set forth in the Amended and Restated Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference with respect to Items 1, 4 and 9 of this Schedule TO. The Purchaser terminated the Offer on May 17, 2007.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated March 6, 2007.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(G)	Amended and Restated Offer to Purchase, dated April 30, 2007.*
(a)(1)(H)	Form of Letter of Transmittal dated April 30, 2007.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release issued by RISCO Ltd. dated March 6, 2007.*
(a)(5)(B)	Form of summary advertisement dated March 6, 2007.*
(a)(5)(C)	Press release issued by RISCO Ltd. dated March 21, 2007.*
(a)(5)(D)	Press release issued by RISCO Ltd. dated March 27, 2007.*
(a)(5)(F)	Press release issued by RISCO Ltd. dated April 9, 2007.*
(a)(5)(G)	Press release issued by RISCO Ltd. dated April 27, 2007.*
(a)(5)(H)	Press release issued by RISCO Ltd. dated April 30, 2007.*
(a)(5)(I)	Press release issued by RISCO Ltd. dated May 17, 2007.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously Filed.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2007

Rokonet Industries, U.S.A., Inc.

By:	/s/ Moshe Alkelai
Name:	Moshe Alkelai
Title:	Chairman of the Board

RISCO Ltd.

By:	/s/ Moshe Alkelai
Name:	Moshe Alkelai
Title:	Chairman of the Board

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated March 6, 2007.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(G)	Amended and Restated Offer to Purchase, dated April 30, 2007.*
(a)(1)(H)	Form of Letter of Transmittal dated April 30, 2007.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release issued by RISCO Ltd. dated March 6, 2007.*
(a)(5)(B)	Form of summary advertisement dated March 6, 2007.*
(a)(5)(C)	Press release issued by RISCO Ltd. dated March 21, 2007.*
(a)(5)(D)	Press release issued by RISCO Ltd. dated March 27, 2007.*
(a)(5)(F)	Press release issued by RISCO Ltd. dated April 9, 2007.*
(a)(5)(G)	Press release issued by RISCO Ltd. dated April 27, 2007.*
(a)(5)(H)	Press release issued by RISCO Ltd. dated April 30, 2007.*
(a)(5)(I)	Press release issued by RISCO Ltd. dated May 18, 2007.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously Filed.